Paris, May 10, 2005

PRESS RELEASE

2004 FINANCIAL STATEMENTS UNDER IFRS
(preliminary and unaudited)

Veolia Environnement has prepared IFRS-compliant financial statements for the 2004 fiscal year(1). They are in line with the information communicated during the February 4th presentation of the IFRS opening balance at January 1, 2004.

  Revenue(2)
  In accordance with IAS 18, IFRS revenue(3) excludes charges and indirect taxes collected on behalf of local authorities by the Water division (€2,129 million), as well as the repayment of financial receivables under contracts accounted for according to IFRIC 4 (€157 million). Revenue amounts to €22,353 million compared with revenue of €24,673 million under French GAAP.
  Operating income
  IFRS operating income includes EBIT as defined under French GAAP, impairment losses recognized on goodwill, restructuring costs and other income and expense. On this basis, operating income came to €1,481 million in 2004. Excluding certain non-recurring items (capital loss on the Berlikom transaction and an impairment loss recognized on goodwill related to operations in Northern Europe in the Transportation division), Veolia Environnement’s IFRS operating income was very close to EBIT under French GAAP. It came to €1,620 million under IFRS compared with €1,617 million under French GAAP.
  Net income
  The difference between net income under French GAAP and IFRS derives chiefly from the elimination of goodwill amortization (IAS 36). In addition, given the option provided for under IFRS 1, the company incorporated cumulative translation adjustments net of tax in consolidated reserves at January 1, 2004 and thus recognized in advance the tax on the disposals of US assets carried out during 2004. Net income came to €392 million under IFRS compared with €125 million under French GAAP.
  Cash flow from operations
  Cash flow from operations as defined by the Conseil National de la Comptabilité’s (CNC) recommendation of October 27, 2004 is shown before tax and interest expense and is close to the former EBITDA.
(1)
Application to 2004 data of the accounting standards and interpretations that the Group expects to apply for the preparation of these comparative consolidated financial statements at December 31, 2005. Concerning the treatment of concessions, in the absence of a definitive interpretation from the IFRIC work, Veolia Environnement has chosen to retain its existing accounting methods under French GAAP for these contracts.

(2)	Revenue from ordinary activities.

(3)	Represents sales of goods and services in respect of which the risks and benefits and control of the items sold have been transferred to the buyer.

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  Net financial debt
  Net financial debt is defined as gross debt plus or minus the fair value of derivative financial instruments on debt qualifying as fair value hedges less net cash and cash equivalents. As announced on February 4, 2004, the discounting of receivables (Dailly), the reclassification of certain deferred income (Cogevolt) and subordinated loan notes redeemable by preference shares (TSARs) are added back to net financial debt. Net financial debt amounted to €13.0 billion at December 31, 2004 compared with €15.4 billion at January 1, 2004. Economic net debt is calculated by deducting financial receivables, securities and financial receivables in connection with contracts corresponding to IFRIC 4. It amounted to €10.5 billion at December 31, 2004 compared with €12.8 billion at January 1, 2004.
  Shareholders’ equity
  Shareholders’ equity (Group’s share before minority interests) is essentially reduced by the amount of Veolia Environnement’s holdings of its own shares. Shareholders’ equity amounts to €3,239 million under IFRS compared with €3,563 million under French GAAP.

      The key figures concerning the transition to IFRS are as follows:

(in millions of euros)	French GAAP	IFRS	IFRS Restatements/Presentation

	24,673	22,353	Elimination of charges and indirect
			taxes collected by the French Water
Revenue / Revenue from			division (€2.1 billion) and repayment
ordinary activities			of financial receivables under
			IFRIC 4

EBIT/Recurring operating	1,617	1,620
income

	3,317	3,228	Including restructuring costs but not
EBITDA/Cash flow from			including repayments of financial
operations			receivables under IFRIC 4 and
			excluding discontinued operations

			Elimination of goodwill amortization
Net income	125	392	and tax on foreign exchange gains
			linked to US asset disposals

Free cash flow	694	688

Financial net debt	9,797	12,958
Economic financial net debt		10,452

Details of the 2004 financial statements prepared under IFRS, including a description of the accounting principles and a French GAAP to IFRS reconciliation statement will be included in the updated 2004 Reference Document(*) due to be published shortly.

(*) Report filed with the Financial Market Authority (AMF) in France.

Important Disclaimer.
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to the ability of Veolia Environnement to complete its divestiture transactions as a result of customary conditions precedent and closing adjustments, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 630 371 27 49

Press release also available on our web site: http//veoliaenvironnement-finance.com

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Appendices
2004 IFRS Consolidated Income Statement

(in millions of euros)

Under French GAAP		Under IFRS

Revenue	24,673	Revenue (revenue from ordinary activities)	22,353

Cost of sales	-20,611	Cost of sales	-18,167
Selling, general and administrative costs	-2,537	Selling costs	-440
Other operating income (expense)	92	General and administrative costs	-2,236

= EBIT	1,617

Restructuring costs	-51	Other costs	-29
Amortization of goodwill and	-253
depreciation of intangible assets with
indefinite life

= Operating income	1,313	Operating income	1,481

Cost of financing	-602	Cost of net financial debt	-732
Other financial income and expense	-33	Other financial income and expense	46

= Operating income less net	678	Income tax	-184
financial expense before equity
and minority interest

		Equity in net income of affiliates	24
Other income and expense	-58

= Income before tax	620	Net income before discontinued operations	635

Income tax	-182	Net income from discontinued	-106
		operations

= Net income before equity and	438	Net income	529
minority interests

Equity in net income of affiliates	22
Minority interests	-127	Minority interests	-137
Net income (loss) from discontinued	-208
operations

= Net income (Group's share)	125	Net income (Group's share)	392

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IFRS Consolidated Balance Sheet at December 31, 2004 – Assets

(in millions of euros)

	French GAAP	IFRS	IFRS
			impacts

Goodwill	3,558	4,286	+728
Other intangible assets	1,859	1,113	-746
Tangible assets	13,844	10,958	-2,886
Investments accounted for using the	225	219	-6
equity method
Non-current financial assets	969	2,656	+1,687
Deferred tax, net	235	188	-47

Total non-current assets	20,690	19,420	-1,270

Current assets used in operations	9,224	10,082	+858
Current financial assets	2,073	656	-1,417
Cash and cash equivalents	3,635	4,660	+1,025

Total current assets	14,932	15,398	+466

Assets from discontinued operations	-	30	+30

Total assets	35,622	34,848	-774

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IFRS Consolidated Balance Sheet at December 31, 2004
Shareholders’ Equity and Liabilities

(in millions of euros)

	French	IFRS	IFRS
	GAAP		impacts

Shareholders' equity (Group's share)	3,563	3,239	-324
Minority interests	2,056	1,783	-273

Total Shareholders’ equity	5,619	5,022	-597

Subsidies	869	-	-869
Other long-term deferred income	529	1	-528
Non-current provisions	1,546	1,106	-440
Non-current financial debt	10,801	12,056	+1,255
Other non-current debt	274	352	+78

Total Non-current liabilities	14,019	13,515	-504

Current debt from operations	9,737	9,576	-161
Current provisions	1,127	884	-243
Current financial liabilities	4,610	5,426	+816
Bank overdrafts	510	420	-90

Total current liabilities	15,984	16,306	+322

Liabilities from discontinued operations	-	5	+5

Total liabilities and shareholders’ equity	35,622	34,848	-774

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